Exhibit 99.1

SEALSQ Leverages NIST FIPS 140-3 Level 3 Validation to Accelerate Government, Critical-Infrastructure and Post-Quantum Hardware-Security Programs; Provides Updated Certification and Commercialization Timetable

Active validation strengthens SEALSQ’s position in government, defense, critical infrastructure, industrial IoT and other highly regulated markets requiring independently validated hardware security

Geneva, Switzerland, September 24, 2026 -- SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or “Company”), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today announced the commercial expansion of its VaultIC408 secure element platform following the FIPS 140-3 Level 3 validation under the Cryptographic Module Validation Program (“CMVP”) of the U.S. National Institute of Standards and Technology (“NIST”). The certification is officially published as NIST Certificate No. 5463 and identifies VaultIC408 version 1.2.4 as an active, single-chip hardware cryptographic module. NIST issued the initial validation on August 5, 2026, and the certificate is active through August 4, 2031.

The active Level 3 validation provides customers, OEMs and system integrators with an independently validated hardware-security building block for qualification, design-in and deployment programs requiring validated cryptographic protection. SEALSQ is positioning VaultIC408 to support security-sensitive applications in government, defense, critical infrastructure, industrial IoT, secure manufacturing and connected-device identity.

FIPS 140-3 is a globally recognized security standard used to assess the design and implementation of cryptographic modules protecting sensitive information. Achieving Level 3 validation demonstrates that VaultIC408 has undergone extensive independent testing against demanding requirements covering areas such as cryptographic algorithms, authentication, secure key management, physical security, self-testing and resistance to tampering.

This milestone provides customers, integrators and government agencies with independent assurance that VaultIC408 meets stringent requirements for protecting cryptographic keys and other sensitive security parameters when installed, initialized, configured and operated in accordance with its approved security policy.

A Hardware Root of Trust for Critical Applications

VaultIC408 is a tamper-resistant secure element designed to provide a trusted hardware foundation for connected devices, machines and digital infrastructure. By securely generating, storing and processing cryptographic keys within a protected semiconductor environment, the device helps prevent cloning, counterfeiting, unauthorized access, credential theft and manipulation of connected systems.

VaultIC408 is designed to support a broad range of security-sensitive applications, including:

●	Government and defense systems

●	Critical infrastructure and industrial equipment

●	IoT device identity and authentication

●	Secure manufacturing and supply-chain traceability

●	Physical and logical access control

●	Public key infrastructure and digital certificates

●	Hardware authentication and trusted computing

●	Intellectual-property and digital-rights protection

●	Secure communications and data protection

●	Authentication of medical, automotive and consumer devices

The validated module supports an extensive portfolio of NIST-approved cryptographic capabilities, including AES, RSA, ECDSA, SHA-2, HMAC, elliptic-curve key agreement, key-derivation functions and deterministic random-bit generation.

Carlos Moreira, CEO of SEALSQ, said: “The active FIPS 140-3 Level 3 validation of VaultIC408 gives our customers an independently validated hardware-security foundation for systems where the protection of device identities, cryptographic keys and sensitive operations cannot depend on software alone. This validation strengthens our capacity to serve customers operating in markets where certified cryptographic protection is an essential technical and procurement requirement.”

Mr. Moreira continued: “Governments, defense organizations, critical-infrastructure operators and global technology companies increasingly need security that begins inside the hardware. VaultIC408 provides this trusted foundation by protecting device identities, cryptographic keys and sensitive operations within a highly secure semiconductor. This certification confirms SEALSQ’s ability to deliver security technology designed for some of the world’s most demanding environments.”

Expanding SEALSQ’s Addressable Markets

FIPS 140-3 validation is frequently required or strongly preferred for cryptographic products deployed by government agencies, regulated industries and organizations responsible for sensitive or mission-critical information.

The Level 3 validation is therefore expected to support SEALSQ’s commercial expansion across the United States and international markets, particularly in sectors where customers demand independently verified hardware security and long-term product assurance.

The certification can also help device manufacturers and system integrators accelerate security qualification by incorporating a validated cryptographic module into their products. This enables customers to establish hardware-based trust at the point of manufacture and maintain that trust throughout the device lifecycle.

Building the Foundation for the Post-Quantum Transition

The VaultIC408 certification is an important component of SEALSQ’s broader “Root to Trust” strategy, which combines secure semiconductors, PKI, provisioning services and lifecycle identity management.

While the FIPS 140-3 validation announced today applies specifically to the conventional cryptographic functions and approved configuration of VaultIC408 version 1.2.4, the milestone also reinforces the engineering, certification and industrial capabilities supporting SEALSQ’s expanding post-quantum semiconductor portfolio.

SEALSQ is applying the semiconductor-security, testing and certification capabilities developed through its secure-element portfolio to the development of its next-generation to protect connected systems against emerging quantum-computing threats. The Company’s strategy is to allow organizations to deploy robust, certified hardware security today while establishing a practical migration path toward post-quantum cryptography.

At SEALSQ, we are moving through an important phase of our post-quantum semiconductor roadmap: the certification of our QS7001 Post-Quantum Secure Element.

The objective is clear: deliver a secure element designed for the post-quantum era, backed by internationally recognized security evaluations and certifications.

SEALSQ’s current QS7001 roadmap includes the following completed and targeted milestones:

●	March 2026 — QS7001 successfully completed critical fault-injection and side-channel resistance testing.

●	May 2026 — Achieved NIST SP 800-90B Entropy Source Validation, Certificate #E333, an important milestone supporting our broader Common Criteria and FIPS roadmap.

●	October 2026 — Targeting the QS7001 V1 Hardware Evaluation Test Report from the Common Criteria lab.

●	January 2027 — Targeting the QS7001 V2 full Post-Quantum Hardware Evaluation Test Report from the Common Criteria lab.

●	2027 — Progression toward completion of the formal Common Criteria EAL5+ certification process, subject to certification-authority review and timelines.

In parallel, SEALSQ is advancing the certification roadmap for its QVault TPM family, including TCG and FIPS 140-3 milestones extending through 2027. This is more than a product certification program.

As quantum computing advances, the world’s connected infrastructure will require a new generation of hardware Root of Trust capable of protecting identities, devices, machines, AI agents and critical infrastructure against emerging quantum threats. QS7001 is being built for that transition.

From Root of Trust to Post-Quantum Security, SEALSQ is working to make quantum-resistant security deployable at semiconductor level, before the quantum threat becomes a reality.

Mr. Moreira concluded: “The transition to post-quantum security will not happen through software alone. It requires a secure hardware root of trust, trusted provisioning and cryptographic agility across the entire lifecycle of each connected device. With VaultIC408 and our next generation of post-quantum secure semiconductors, SEALSQ is building the bridge between the cybersecurity requirements of today and the quantum-resistant infrastructure of tomorrow.”

About the NIST Validation

The VaultIC408 version 1.2.4 is listed as a hardware, single-chip cryptographic module under NIST Certificate No. 5463, with an overall security rating of FIPS 140-3 Level 3. Testing was performed by Penumbra Security, Inc.

The validation applies specifically to the module, version, configuration and approved mode of operation identified in the certificate and related security policy. It should not be interpreted as validation of other SEALSQ products or of post-quantum algorithms not identified in Certificate No. 5463. Additional information is available on the official NIST certificate page:

https://csrc.nist.gov/projects/cryptographic-module-validation-program/certificate/5463

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 lena.cati@theequitygroup.com

4